EXHIBIT 3.2

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

BT BRANDS, INC.

FIRST: The name of the corporation is BT Brands, Inc.

SECOND: Section 5.1 of the Articles of Incorporation is hereby amended to add the following text after the conclusion of the first paragraph of said Section 5.1:

Upon the effectiveness of these Articles of Amendment to the Articles of Incorporation (the “Effective Time”), every two (2) shares of the Corporation’s Common Stock, par value $0.001 per share, outstanding immediately prior to the Effective Time (the “Old Common Stock”), will automatically and without any action on the part of the respective holders thereof be combined, reclassified and changed into one (1) share of Common Stock of the Corporation, par value $0.002 per share (the “New Common Stock”). Notwithstanding the immediately preceding sentence, no fractional share shall be issued in connection with the foregoing combination; all shares of Old Common Stock that are held by a stockholder will be aggregated and each stockholder shall be entitled to receive the number of whole shares of New Common Stock resulting from the combination of the shares so aggregated. Any fractions resulting from the reverse split computation shall be rounded up to the next whole share. The combination and conversion of the Old Common Stock into New Common Stock shall be referred to as the “Reverse Stock Split.”

The Corporation shall not be obligated to issue certificates evidencing the shares of New Common Stock outstanding as a result of the Reverse Stock Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Stock Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified; provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified.”

Except as set forth above in this paragraph, Section 5.1 of the Articles of Incorporation shall remain in full force and effect.

THIRD: The amendment was adopted by the Board of Directors of the Corporation on December 12, 2020

FOURTH: The amendment was approved by the Board of Directors and the stockholders in compliance with W.S. 17-16-1003.

Date: August 11, 2021
Gary Copperud, Chief Executive Officer

Telephone Number: 701-277-0080
Email: oxboro@gmail.com